SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                             Eagle Geophysical, Inc.
                     ---------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   269524-10-4
                     ---------------------------------------
                                 (CUSIP Number)


                                 Debra D. Valice
                      50 Briar Hollow Lane, 7th Floor West
                              Houston, Texas 77027
                                 (713) 881-8900
                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 10, 1999
                     ---------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box    :
              ---

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 4)

------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                               --------------------------
CUSIP No. 269524-10-4                  13D             Page 2 of 4 Pages
-----------------------                               --------------------------


--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              EHI Holdings, Inc.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                           (b) X
                                                              ---
--------------------------------------------------------------------------------

  3    SEC USE ONLY

--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS*

              N/A
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                              ---
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------

   NUMBER OF    7   SOLE VOTING POWER
    SHARES                -0-
  BENEFICIALLY -----------------------------------------------------------------
   OWNED BY
     EACH       8   SHARED VOTING POWER
   REPORTING              -0-
    PERSON     -----------------------------------------------------------------
     WITH
                9   SOLE DISPOSITIVE POWER
                          -0-
               -----------------------------------------------------------------

                10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                              ---
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                               --------------------------
CUSIP No. 269524-10-4                  13D             Page 3 of 4 Pages
-----------------------                               --------------------------



--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Seitel, Inc.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                           (b) X
                                                              ---
--------------------------------------------------------------------------------

  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS*

              N/A
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                              ---
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------

   NUMBER OF    7   SOLE VOTING POWER
    SHARES                -0-
  BENEFICIALLY -----------------------------------------------------------------
   OWNED BY
     EACH       8   SHARED VOTING POWER
   REPORTING              -0-
    PERSON     -----------------------------------------------------------------
     WITH
                9   SOLE DISPOSITIVE POWER
                          -0-
               -----------------------------------------------------------------

                10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                              ---
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                               --------------------------
CUSIP No. 269524-10-4                  13D             Page 4 of 4 Pages
-----------------------                               --------------------------


       This Amendment No. 1 amends and supplements the report on Schedule 13D dated August 5, 1996 and filed on August 14, 1997 (the "Schedule 13D") relating to the Common Stock, $0.01 par value (the "Common Stock"), of Eagle Geophysical, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 9898 Bissonnet, Suite 375, Houston, Texas 77036.

       Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.  Interest in Securities of the Issuer.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

       On April 22, 1999, Seitel declared a dividend to its shareholders of all 1,520,000 shares of Common Stock that it beneficially owned. The 1,520,000 shares of Common Stock were distributed on June 10, 1999 to holders of record of the common stock of Seitel on May 18, 1999 at a rate of approximately 0.064 shares of Common Stock for each share of the common stock of Seitel. Neither Seitel nor EHI currently own, beneficially or of record, any other shares of Common Stock.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         December 22, 1999                EHI HOLDINGS, INC.
        --------------------
               (Date)
                                          /s/ Debra D. Valice
                                          --------------------------------------
                                          (Signature)

                                          Debra D. Valice, Vice President
                                          --------------------------------------
                                          (Name and Title)



                                          SEITEL, INC.


                                          /s/ Debra D. Valice
                                          --------------------------------------
                                          (Signature)

                                          Debra D. Valice, C.F.O.
                                          --------------------------------------
                                          (Name and Title)